FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 8, 2011 of Diana Shipping Inc. (the "Company") announcing that the Company has taken delivery of the m/v Arethusa, a 73,593 dwt Panamax dry bulk carrier built in 2007, and that the Arethusa has commenced a time charter contract with Cargill International S.A., Geneva.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-159016) filed with the U.S. Securities and Exchange Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 8, 2011	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-947-0100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES DELIVERY OF THE PANAMAX DRY BULK CARRIER M/V ARETHUSA AND COMMENCEMENT OF TIME CHARTER CONTRACT WITH CARGILL

ATHENS, GREECE, July 8, 2011 – Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, announced today that the Company has taken delivery on July 7, 2011 of the m/v "Corona", renamed "Arethusa", a 73,593 dwt Panamax dry bulk carrier built in 2007.

As previously announced, the Arethusa is chartered to Cargill International S.A., Geneva for a period of about eleven (11) months to about thirteen (13) months, at a gross charter rate of US$13,250 per day, minus a 5% commission paid to third parties. The charter commenced today.

This employment is anticipated to generate approximately US$4.2 million of gross revenue for the minimum scheduled period of the charter.

Including the newly-delivered "Arethusa", the Diana Shipping Inc. fleet currently consists of 24 dry bulk carriers (15 Panamax, 1 Post-Panamax and 8 Capesize) with a weighted average age of 5.8 years. The Company also previously announced two Newcastlemax new-building dry bulk carriers that are expected to be delivered during the first half of 2012.  A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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